Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2014	2013	2012	2011	2010
	($ in millions)
Consolidated income before income taxes	$814.2	$657.8	$242.9	$12.1	$99.5
Noncontrolling interests in losses before income taxes of majority owned subsidiaries which have incurred losses	—	—	—	—	(0.2)
Amortization of capitalized interest	124.4	110.9	94.1	92.0	124.2
Interest expensed	4.8	11.7	31.5	57.0	94.4
Earnings	$943.4	$780.4	$368.5	$161.1	$317.9
Interest incurred	$190.6	$177.3	$128.7	$136.7	$181.3
Fixed charges	$190.6	$177.3	$128.7	$136.7	$181.3
Ratio of earnings to fixed charges	4.95	4.40	2.86	1.18	1.75